Exhibit 12.1

Pinnacle Entertainment, Inc.

Ratio of Earnings To Fixed Charges

$ in thousands

	Years ended December 31,										Six months ended June 30,
	1998		1999		2000		2001		2002		2002		2003
Earnings:
Pre-tax income (loss)	$21,611		$84,973		$131,888		$(50,555)		$(19,071)		$(12,343)		$(5,203)
Add fixed charges	26,751		69,531		63,903		53,467		53,792		26,827		27,709
Less capitalized interest	(2,142)		(1,359)		(8,148)		(481)		(788)		(256)		(487)

Total earnings	$46,220		$153,145		$187,643		$2,431		$33,933		$14,228		$22,019

Fixed charges:
Interest expense – inclusive of the amortization of debt issuance costs	$22,518		$64,573		$52,620		$49,853		$49,688		$24,952		$25,642
Capitalized interest	2,142		1,359		8,148		481		788		256		487
Estimated interest portion in rent expense	2,091		3,599		3,135		3,133		3,316		1,619		1,580

Total fixed charges	$26,751		$69,531		$63,903		$53,467		$53,792		$26,827		$27,709

Ratio of earnings to fixed charges (1)	1.73	x	2.20	x	2.94	x	.05	x	.63	x	.53	x	.79	x

(1) In computing the ratio of earnings to fixed charges: (1) earnings were calculated from income from continuing operations, before income taxes, and fixed charges, and excluding capitalized interest; and (2) fixed charges were computed from interest expense, amortization of debt issuance costs, capitalized interest, and the estimated interest included in rental expense. Earnings were insufficient to cover fixed charges by $51 million for the year ended December 31, 2001, $19.9 million for the year ended 2002, and $12.6 million and $5.7 million for the six months ended June 30, 2002 and 2003, respectively.